Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Sells Haiti Joint Venture Interests for US $4 Million and an NSR Royalty

Vancouver, British Columbia, November 2, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the sale of its interests in Haiti to joint venture partner Newmont Ventures Limited (“Newmont” or "NVL"), a wholly owned subsidiary of Newmont Mining Corporation (NYSE: NEM), for a US $4 million (CAD $5.3 million) cash payment and a retained 0.5% net smelter return (“NSR”) royalty interest.

The now terminated EMX-Newmont joint ventures (the “Joint Ventures”) covered six designated exploration areas along a 130 kilometer trend of northern Haiti's Massif du Nord mineral belt. Since 2013, activities in the designated exploration areas have been limited to care and maintenance only.

Pursuant to the transaction, Newmont acquired all of EMX's interest in the Research Permit applications on the following terms:

  Newmont paid US $4 million (CAD $5.3 million) in cash to EMX at closing;
  The Joint Ventures were terminated;
  EMX retains a 0.5% NSR royalty on the 49 Research Permit applications covering the designated exploration areas;
  EMX retains the right to acquire any properties proposed to be abandoned or surrendered by Newmont.

Please see www.eurasianminerals.com for more information.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,”

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

“anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six-month period ended June 30, 2015 (the“MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2014 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com